THIS DOCUMENT IS A COPY OF THE 13G FILED ON
2/18/97 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP
EXEMPTION.

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                          INTERACTION MEDIA CORPORATION
                                (Name of Issuer)



                     Common Stock, par value $.005 per share
                         (Title of Class of Securities)


                                   45638F 10 9
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

CUSIP No.                             13G                      Page 3 of 6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Harold G. Schenker


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


        United States


--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
    SHARES             320,000 (includes 220,000 shares issuable upon exercise
  BENEFICIALLY         of options)
    OWNED BY   --------------------------------------------------------------
      EACH        6    SHARED VOTING POWER
   REPORTING           -0-
     PERSON    --------------------------------------------------------------
      WITH        7    SOLE DISPOSITIVE POWER
                       320,000 (includes 220,000 shares issuable upon exercise of options)

                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       -0-
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       320,000 (includes 220,000 shares issuable upon exercise of options)

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       12.9%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT


                                Page 2 of 6 Pages

Item 1(a)

Name of Issuer

     The issuer of the common stock to which this Schedule 13G relates is Interaction Media Corporation, a Delaware corporation (the "Company").

Item 1(b)

Address of Issuer's Principal Executive Offices

     The Company's principal executive offices are located at 1701 Ponce de Leon Boulevard, Coral Gables, Florida 33134.

Item 2(a)

Name of Person Filing

     This Schedule 13G is filed on behalf of Harold G. Schenker (the "Reporting Person").

Item 2(b)

Address of Principal Business Office

     The Reporting Person's principal business office is located at 1701 Ponce de Leon Boulevard, Coral Gables, Florida 33134.

Item 2(c)

Citizenship

     The Reporting Person is a United States citizen.

Item 2(d)

Title of Class of Securities

     The security to which this Schedule 13G relates is the common stock, par value $.005 per share (the "Common Stock"), of the Company.


                                Page 3 of 6 Pages


287692.

Item 2(e)

CUSIP Number

     The CUSIP number of the Common Stock is 45638F 10 9.

Item 3

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  (a)-(h):  Not applicable.

Item 4

Ownership

                  (a)      Amount Beneficially Owned

                           The Reporting Person beneficially owns 320,000 shares of Common Stock, which amount includes 220,000 shares issuable upon exercise of options granted to the Reporting Person under the Company's 1996 Stock Option Plan.

                  (b)      Percent of Class

                           12.9%

                  (c)      Number of Shares as to Which Such Person Has:

                           (i)              Sole Power to Vote or Direct the
                                            Vote:

                                            320,000  (includes  220,000 shares
                                            issuable upon exercise of options)

                           (ii)             Shared Power to Vote or Direct the
                                            Vote:

                                            -0-

                           (iii)            Sole Power to Dispose or Direct the
                                            Disposition:

                                            320,000 (includes 220,000 shares
                                            issuable upon exercise of options)


                                Page 4 of 6 Pages

                           (iv) Shared Power to Dispose or Direct the Disposition of:

                                            -0-
Item 5

Ownership of Five Percent or Less of a Class

                  Not Applicable

Item 6

Ownership of Five Percent on Behalf of Another Person

                  Not Applicable

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not Applicable

Item 8

Identification and Classification of Members of the Group

                  Not Applicable

Item 9

Notice of Dissolution of Group

                  Not Applicable



                                Page 5 of 6 Pages

Item 10

Certification


     After reasonable inquiry and to the best of the my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 1997


                                                     /s/ Harold G. Schenker
                                                     ----------------------
                                                         Harold G. Schenker


                                Page 6 of 6 Pages